Mail Stop 3561

July 30, 2008

George Marquez
Chief Executive Officer
Semper Flowers, Inc.
1040 First Avenue, Suite 173
New York, NY 10021

> **Re: Semper Flowers, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 10, 2008**
> **File No. 333-149158**

Dear Mr. Marquez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Description of Business, page 10

1. We note your response to comment 3 in our letter dated May 9, 2008. We reissue our comment. You need to provide us with support for your qualitative and comparative statements contained in your prospectus unless you identify those statements as your belief. We note the following examples of qualitative and comparative statements requiring support:

    - "A significant portion of florists employ five employees or less." Page 10;
    - "Imports, however, account for a large majority of fresh flowers sold in the United States, with a large percentage of those coming from Columbia [sic]." Page 10; and,

- "Retail florists represent a majority of the U.S. floral retail market. A large portion of these florists are sole proprietorships with no external payroll." Page 11.

   These are only examples. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Please revise throughout your prospectus as necessary.

Management's Discussion and Analysis, page 12

Results of Operations – Semper Flowers, Inc., page 14

2. Please update the discussion of the results of operations and financial condition of Semper Flowers, Inc. through the date of the most recent balance sheet included in the filing. Refer to Item 303(b) of Regulation S-K.

Report of Independent Registered Public Accounting Firm on the Financial Statements of Semper Flowers, Inc., page F-1

3. We note your independent accountants have dual dated their revised report. The dual date refers to note 1, paragraph 8 as to which the date is May 16, 2008; however, there is no paragraph 8 contained in note 1. Please have your independent accountants revise their report to reference the correct note and paragraph.

Financial Statements of Semper Flowers, Inc. for the Period Ended December 31, 2007

Note 2 – Summary of Significant Accounting Policies, page F-6
Basis of Presentation, page F-6

4. Your disclosure that your fiscal year end is June 30 is inconsistent with your disclosure on page F-28 that your fiscal year end is December 31. Please revise to address this discrepancy. To the extent your fiscal year end is June 30, and this registration statement is not declared effective by August 14, 2008, please refer to Rule 8-03 of Regulation S-X and provide updated audited financial statements through June 30, 2008. Otherwise, if your fiscal year end is December 31, and this registration statement is not declared effective by August 14, 2008, please update to provide interim financial statements through June 30, 2008. Such interim financial statements may be unaudited and should include your interim financial results for the three month period ended June 30, 2008 as well as the period from your inception through June 30, 2008.

5. Your disclosure under bullet five that the note payable has no mandatory redemption feature seems inconsistent with your disclosure in bullet one that the note payable is due on July 28, 2008. Please either revise to address this discrepancy, or otherwise advise. Also, if the note payable is due on July 28, 2008, please revise your balance sheets on pages F-2 and F-25 to classify the notes payable as a current liability.

Financial Statements of Semper Flowers, Inc. for the Period Ended March 31, 2008

Statement of Operations, page F-26

6. Please confirm that the number of common shares outstanding used in computing basic and diluted loss per common share actually represents the *weighted average* common shares outstanding and revise the statement of operations caption accordingly.

7. Please tell us whether payroll expense includes accrued compensation cost for your Chief Executive Officer (CEO), and if not, tell us why. In this regard, we understand your CEO received $100,000 in compensation for the fiscal period ended December 31, 2007.

Exhibit 23.1 Independent Registered Accounting Firm Consent

8. Please provide a currently dated consent from your independent accountants in the next amendment. Please also have your independent accountants verify the information included in the consent, such as the amendment number and their audit opinion dates.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sondra Snyder, Accountant, at (202) 551-3332 or Robyn Manuel, Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Stephen M. Fleming, Esq.